SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period June 2, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 4, 2009 to 1 June 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	9 June, 2009

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 15AWC

Alumina Limited notes the announcement made today by Alcoa Inc reporting its first quarter 2009 earnings.

The first quarter alumina sector result reported by Alcoa Inc is a profit of US$35 million.

Alumina Limited CEO, John Bevan, commented, “This result demonstrates the quality of our assets and the resilience of our business during this downturn. AWAC moved fast and early to curtail high cost production and to reduce operating and overhead costs. The business retains flexibility to adjust production levels further, and AWAC will continue to run the business for cash in the short to medium term. We retain strong leverage to a recovery in industry conditions”.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

Stephen Foster
Company Secretary

8 April 2009

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 16AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

Stephen Foster Company Secretary 29 April 2009

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	17 February 2009

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Dividend Reinvestment Plan and pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the prospectus dated 1 September 2008.

Date of change	14 October 2008 3 October 2008

No. of securities held prior to change	65,556 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 86 fully paid ordinary shares in Alumina Limited under the terms and conditions of the Dividend Reinvestment Plan and 592 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the prospectus dated 1 September 2008.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.15 per share was paid under the Dividend Reinvestment Plan. $3.00 per share was paid under the Entitlement Offer.

No. of securities held after change	66,234 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Issue of securities under the Dividend Reinvestment Plan.

Issue of securities pursuant to the retail component of the Alumina Limited Entitlement Offer, the terms of which are described in the prospectus dated

1 September 2008.

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 23AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the Annual General Meeting of the Company today.

Stephen Foster
Company Secretary

7 May 2009

CHAIRMAN’S ADDRESS

Mr Don Morley

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 39th Annual General Meeting of the Company.

There is a quorum present, so I now declare this seventh annual meeting of Alumina open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce you to my fellow directors.

On my far right is Mr John Pizzey, a non-executive Director.

Next to John is Mr Peter Hay, a non-executive Director.

Next to Peter is Mr Ron McNeilly, a non-executive Director.

Next to Ron is Mr John Bevan, our Chief Executive Officer who was appointed CEO of Alumina, effective 16 June last year.

And finally on my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Chris Dodd, who is seated in the front row.

Mr Dodd is available to answer any questions regarding the conduct of the audit and the content and preparation of the Audit Report during the meeting.

This morning I will discuss how Alumina is responding to changing global markets and the outlook for the Company.

Our CEO, John Bevan, will then review the performance of the AWAC business, in which the Company has a 40 per cent interest.

After this, there will be five resolutions to be considered.

First, the 2008 year.

In 2008, underlying earnings declined by 50 per cent to 201 million dollars.

The first half of 2008 experienced a continuation of the strong demand for aluminium and a robust pricing environment that characterised 2007. However, rapid increases in input costs placed significant pressure on margins and profitability.

In the second half of 2008, aluminium prices and demand deteriorated sharply.

This weakness has persisted into this year.

In light of these developments and the uncertain outlook, the Board decided not to pay a final dividend for 2008, consistent with other cash conservation measures. The 2008 interim dividend was 12 cents per share, fully franked.

The Board will review the dividend at each half year in light of current and expected business conditions.

I would now like to comment on the changes that have occurred in global markets and Alumina’s response to those changes.

The global banking system in 2008 was affected by the sub-prime debt crisis, the collapse of Lehman Brothers, and bank failures, amongst other issues. This led to declines in bank lending activity, major weaknesses in capital markets and a significant contraction in world economic activity.

The impact of these developments on the aluminium industry was significant. In the second half of 2008, end-user demand for aluminium dropped in major economies. Activity in the key aluminium consuming industries of construction and automotive contracted quickly.

Customers in the aluminium industry also reduced stock levels to improve their working capital position.

Our partner Alcoa, announced a reduction in its aluminium production by 850,000 tonnes per annum. AWAC responded quickly to the decline in aluminium demand, announcing in November 2008 that it would reduce its alumina production by 1.5 million tonnes per year. AWAC has since increased its production curtailment to over 2 million tonnes per year and will continue to optimise production to match demand.

A number of other actions have been undertaken by AWAC and Alumina to reduce expenditure. John Bevan will outline these later in his address.

Shareholders are well aware world equity markets have fallen dramatically. Directors are disappointed in the decline in your Company’s share price over the last year. The Board and management are certainly working to change that and achieve an increase in the Company’s stock market value.

These changing market conditions have required the Company to undertake a number of capital management initiatives to maintain the Company’s financial strength.

In May 2008, 350 million US dollars was raised in an issue of senior convertible bonds, currently convertible at 6 dollars and 75 cents per share. This helped diversify the Company’s funding sources.

In mid 2008, our partner, Alcoa, advised that the estimated capital costs for AWAC’s Brazilian growth projects had increased, due to the appreciation of the Brazilian currency and higher construction costs.

In August 2008 the Company announced a rights issue to meet our share of these growth projects. The rights issue raised 910 million dollars.

The Brazilian assets are world class and long life, and will further reduce AWAC’s average cash cost of production once they are fully commissioned. The projects remain on track for completion this year within the advised cost.

Management started negotiations in 2008 to renew bank facilities well in advance of maturity dates.

In January, the Company extended 229 million US dollars of bank facilities that were due to mature later this year. The Company has also recently obtained agreement on the extension of a 100 million US dollar bank facility that was due to mature next year.

Global capital markets deteriorated significantly in late 2008 and 2009 and remain difficult, with credit markets particularly tight.

Since September 2008 there has been a significant decrease in global prices for alumina and aluminium.

While we have confidence in the quality of the AWAC assets and their resilience during this recession, we cannot predict when conditions in aluminium and debt and equity markets will improve. Directors concluded in the light of such uncertainty it was prudent to raise additional equity. As you know, we announced a 7 for 10 rights issue last week.

In making this decision, the Board was very conscious that shareholders provided funding last year for Alumina’s contribution to the completion of its growth projects in Brazil.

However, by raising additional capital now and reducing our debt levels, we are placing Alumina in a position to withstand this recession and be soundly capitalised when market conditions improve.

Alumina has raised approximately 737 million dollars under the Institutional Entitlement Offer which closed on 1 May 2009. The institutional offer has been strongly supported, which is further evidence of the underlying value of your Company’s assets and confidence in the longer term future of the business. The Prospectus for the retail entitlement offer will be forwarded by 11 May and the offer closes on 25 May. The Retail Entitlement Offer could raise up to 285 million dollars if fully taken up.

These measures will strengthen Alumina’s financial structure during this period of economic uncertainty and volatility.

Finally a comment on the near and medium term outlook.

World capital and commodity markets continue to experience substantial volatility and uncertainty.

Most major western economies, and also China, have eased monetary policy and introduced economic stimulus packages to boost consumer spending, and the housing, construction and infrastructure sectors. The impact of these policy responses on the global economy is still uncertain.

Although the aluminium and alumina market conditions and the outlook have weakened, AWAC has a world class network of low cost refineries, long life bauxite resources, and leading market position. We have confidence in the quality of the AWAC operations and their resilience throughout this current period of downturn. Your Company is soundly capitalised and we are well placed to take advantage of opportunities when the market recovery comes, which it inevitably will.

Finally, I would like to recognise the contribution of all Alumina’s management and staff for their work during the past year.

I now invite John Bevan to outline highlights of AWAC’s operational performance.

CEO’S ADDRESS

Mr John Bevan

Good morning ladies and gentlemen.

Thank you for your support and your attendance at the 2009 Annual General Meeting today.

This morning, I will discuss AWAC’s operating performance and the outlook.

2008 was a year of two quite different circumstances.

In the first 8 or 9 months, demand for aluminium was high in a global economy that was growing strongly. Prices for aluminium were well over 3,000 dollars per tonne. In many ways the market was overheated.

And while prices were high, costs were moving even faster. Costs for alumina rose very dramatically, including oil prices, caustic soda and freight. This suppressed our margins. Added to this was a very strong Australian Dollar which meant that our revenue stream was lower in Australian dollar terms.

During this period the AWAC operations ran smoothly with record production from many of the refineries in the AWAC system, including Wagerup, Sao Luis and San Ciprian. This is even more remarkable, given the Varanus Island gas explosion that disrupted gas supply to our Western Australian refineries in the middle of last year.

The market situation however, changed dramatically in the last third of the year.

Demand for aluminium fell dramatically as the Global Financial Crisis impacted. Prices for alumina and aluminium fell quickly from a high of over 3,300 dollars per tonne to under 1,550 dollars per tonne at year end.

AWAC moved quickly to react to these changed conditions. We curtailed high cost operations, looked to suppliers to support significant cost reductions, reduced the work force and drove the business for cash conservation.

These measures put us in a better position leading into 2009.

The outcome for 2008 was therefore significantly impacted by the volatility of the markets and rapid movements in costs.

The overall result for 2008 for AWAC was an after tax net profit of 592 million US dollars, which was 38 per cent below the prior year.

As part of the cash conservation analysis, we reviewed all capital expenditure. We resolved to put on hold all new growth projects and critically reviewed sustaining capital. Every project was re-examined.

We concluded that the two projects in Brazil were at a stage where they needed to be driven to completion rather than stop. I can advise you that these projects will be completed in 2009 for both the bauxite mine in Juruti and the expansion at the Alumar refinery.

The two projects are also on track to be completed below the 1.4 billion US dollar estimate provided in July 2008.

Construction of the 2.1 million tonnes per annum expansion at the Alumar refinery at Sao Luis is now 96 per cent complete and is now being commissioned.

AWAC has an entitlement of 1.1 million tonnes of alumina from this expansion, adding new low cost production capacity.

The Juruti bauxite mine involves the development of mining and crushing facilities approximately 60 kilometres from the Juruti township, the construction of a rail link for bauxite transportation, and a new port and bauxite handling facilities on the Amazon River.

The initial investment in the 2.6 million tonne per annum bauxite project includes the cost of this infrastructure to support future capacity expansions. This project is largely complete and being commissioned.

These assets are world class. They will further reduce AWAC’s average cash cost of production and will serve AWAC well for many decades ahead.

Now lets turn to the markets.

The AWAC Joint Venture made a profit in the first quarter of 2009 of 27 million US dollars. This reflects the fact that AWAC moved early and quickly in 2008 to preserve cash and reduce output from our higher cost refineries.

However, the market remains uncertain….

Global demand for aluminium is expected to contract by a further 7 per cent in 2009. Most of this contraction will occur in the western world where demand for aluminium is expected to decline a further 10 per cent this year, offset by Chinese consumption of aluminium, which is projected to be flat.

Aluminium supply has not yet responded sufficiently to this contraction in demand. As a result, aluminium stocks on the LME have increased threefold to 3,700,000 tonnes. We expect curtailments will continue during the year.

During this time the LME price has declined and today is approximately 1,500 US dollars per tonne.

The alumina market has responded more quickly to this changing demand, partly due to its inherent characteristics, which limits storage.

For smelter grade alumina, AWAC is forecasting that the market will be in balance in 2009.

We remain confident that demand for aluminium, and therefore alumina, will continue to grow strongly over the long term at a rate above GDP. Demand will be driven by its light weighting properties and its suitability for use in construction and transport vehicles.

Now let’s turn our attention to Climate Change.

We recognise that the risks of significant climate change are an issue of vital importance requiring action.

As a response to climate change, the Australian Government has proposed an emissions trading scheme, known as the Carbon Pollution Reduction Scheme or CPRS.

Alumina supports the introduction of measures to limit carbon emissions in Australia.

However, the Government must ensure that the export industries do not suffer international competitiveness reductions that lead to carbon and job leakages to other countries.

Whilst there has been constructive consultation as part of the CPRS introduction, Alumina believes that a number of key changes to the scheme are critical to the competitiveness of the Australian alumina and aluminium industries.

AWAC’s Point Henry and Portland smelters are energy efficient operations, with greenhouse emissions levels among the best in the world. They are well managed, very cost competitive and valuable assets for AWAC and for our shareholders.

We continuously strive to improve direct carbon emissions from our operations.

The Victorian smelters, like many other Victorian industries, rely on the supply of electricity generated from brown coal. There are only very limited large scale energy supply alternatives here in Victoria. The proposal in the White Paper on how electricity supplies are to be treated, could impose a significant unnecessary additional cost burden on the smelters, and weaken their competitive position.

In addition to the CPRS, there is added potential for additional significant cost impact from the Australian Government’s expanded renewable energy target.

In our industry, we have made large reductions in emissions over the last 20 years.

However the incremental improvements that can be made with the existing technology are much smaller.

We must look to innovative solutions to supplement our efforts.

We are concerned that having a narrow range of permissible offsets or credits might stifle innovation.

We welcome the proposed amendments to the original timetable and other changes made by the Government this week. However, there is still a lot of work to do to get the regulatory framework right. We look forward to ongoing dialogue.

So, in conclusion.

The markets we operate in are challenging and uncertain.

Your Company, however, is well placed to withstand the current market downturn. We have world class, low cost assets that will provide strong upside to an improvement in market conditions when it occurs.

I would like to thank the staff of your Company for their commitment and hard work over what has been a very volatile year.

Thank you.

REMUNERATION REPORT

RON McNEILLY

Good morning.

As Chairman of Alumina’s Compensation Committee, I wish to comment briefly on Remuneration Policy and specific decisions made by the Committee during 2008.

The Chairman will answer questions on the Remuneration Report and propose a resolution to adopt the Remuneration Report for the year ending December 2008.

Remuneration Policy –Executives

Our remuneration policy has been designed to establish a clear link between Company performance and executive remuneration.

We are committed to ensuring that executive remuneration is aligned with shareholder interests, designed to reward and recognise superior executive performance and retain high quality executives and managers to achieve long term results for Alumina shareholders.

Executive remuneration is reviewed annually by the Compensation Committee.

Executive rewards are determined by three factors: individual performance; company performance; and market position.

Individual Performance – remuneration reflects individual performance based on the Executive’s performance and results achieved against specific goals and personal objectives, set for each Executive for the year under review.

Company Performance – share-based remuneration for Executives is based on the relative performance of the Company measured against peer group companies’ Total Shareholder Return for long term incentive awards.

Annual short term incentive awards are measured partly against targets for earnings per share and return on capital.

Market Position – Alumina Limited is an international business and remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company attracts and retains high-performing employees.

Let me now comment on remuneration decisions in 2008.

Firstly, I note that we have not changed the remuneration policies that were endorsed at last year’s meeting of shareholders.

Mr Bevan commenced as the Company’s Chief Executive Officer on 16 June 2008.

Mr Bevan’s fixed annual reward, short term incentive and long term incentive arrangements were the same as our previous Chief Executive Officer. In addition, Mr Bevan’s fixed annual reward was unchanged for 2009.

Mr Marlay, the Company’s previous Chief Executive Officer, provided 12 months’ notice of his resignation from that position and ceased employment with the Company in July 2008.

Mr Marlay received a payment in lieu of part of the 12 months’ notice period in accordance with his contract of employment.

The Chairman has discussed the challenging global economic and market conditions facing the Company.

It is in that light that non–executive directors determined that non–executive directors’ fees and the Chief Executive Officer’s fixed annual reward for 2009 should be frozen at 2008 levels.

We have also endeavoured in 2008 to produce a Remuneration Report that is more easily understood by the reader.

I trust shareholders will agree that our executive remuneration policy is competitive, fair, and fully aligned with shareholders’ interests.

Thank you.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2009 – 24AWC

Alumina Limited Annual General Meeting 2009

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 7 May 2009.

The results of voting on each motion is as follows:

2	Adoption of the Remuneration Report (Non-binding vote)

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
721,130,786	14,238,063	1,781,486	31,152,401

The motion was carried on a show of hands as an ordinary resolution.

3a	Re-election of Mr Donald M Morley as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
691,663,860	16,178,907	28,997,433	31,462,535

The motion was carried on a show of hands as an ordinary resolution.

3b	Election of Mr John Bevan as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
730,234,102	5,121,206	1,409,813	31,529,255

The motion was carried on a show of hands as an ordinary resolution.

4	Grant of Performance Rights to Chief Executive Officer

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
705,681,735	30,238,548	1,409,750	30,967,850

The motion was carried on a show of hands as an ordinary resolution.

5	Adopt New Constitution

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
729,108,954	5,151,607	2,391,973	31,648,966

The motion was carried on a show of hands as a special resolution.

Stephen Foster
Company Secretary

7 May 2009

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 25AWC

Notification of amended Constitution

Attached is a copy of the New Constitution of Alumina Limited resulting from a special resolution (for Adoption of New Constitution) passed at the Company’s Annual General Meeting held on 7 May 2009.

Alumina Limited ABN 85 004 820 419
Stephen Foster Company Secretary 8 May 2009	GPO Box 5411 Melbourne Vic 3001 Australia
Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Constitution of Alumina Limited

(ACN 004 820 419)

The Corporations Act

Company limited by shares

Registered in Victoria

© Copyright Allens Arthur Robinson, Australia 2009

Constitution of Alumina Limited

(ACN 004 820 419)

Page (i)

Page (ii)

Page (iii)

Constitution of Alumina Limited (ACN 004 820 419), a public listed company limited by shares.

General

1.	Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS facility licensee.

Business Day has the meaning given in the Listing Rules.

Chair means the Chair as determined in accordance with rule 58(a) or, in relation to a general meeting, any other person occupying the position of Chair or acting Chair under rule 34 or 35.

Corporations Act means the Corporations Act 2001 (Cth) and the Corporations Regulations.

CS facility licensee means a person who holds a licence under the Corporations Act that authorises the person to operate a clearing and settlement facility.

Director means a person appointed or elected to the office of director of the company in accordance with this Constitution and where appropriate includes an alternate Director.

Dividend means any dividend, including an interim dividend.

Exchange means ASX Limited and includes any successor body.

Finance Director means a person appointed as finance director in accordance with rule 54.

Listing Rules means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the company is admitted to the Official List of the Exchange, each as amended or replaced from time to time.

Managing Director means a person appointed as managing director in accordance with rule 54.

Marketable Parcel has the meaning given in the Listing Rules.

person and words importing persons means any person including partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

proper ASTC transfer has the meaning given in the Corporations Regulations.

Secretary means a person appointed as, or to perform the duties of, secretary of the company.

Securities includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity.

Shareholder Present means, in connection with a meeting, a shareholder present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative.

Uncertificated Securities Holding means Securities of the company that under the Corporations Act, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

Uncertificated Transfer System means any system operated under the Corporations Act, the Listing Rules or the ASTC Settlement Rules that regulates the transfer or registration of, or the settlement of transactions affecting, Securities of the company in uncertificated form and includes CHESS (as defined in the ASTC Settlement Rules) as it applies to Securities in certificated and uncertificated form.

2.	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless any contrary intention appears in this Constitution or the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(c)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(d)	A word or phrase given a meaning in the Corporations Act has the same meaning in this Constitution.

(e)	A reference to the Listing Rules or the ASTC Settlement Rules is to the Listing Rules or the ASTC Settlement Rules in force in relation to the company after taking into account any waiver or exemption which is in force either generally or in relation to the company.

3.	Replaceable Rules

The replaceable rules contained in the Corporations Act do not apply to the company.

Capital

4.	Transitional

(a)	This Constitution supersedes the constitution in force immediately before the adoption of this Constitution.

(b)	Everything done under any previous constitution of the company continues to have the same operation and effect after the adoption of this Constitution as if properly done under this Constitution. In particular (without limitation) every Director and Secretary in office immediately before the adoption of this Constitution is taken to have been appointed and continues in office under this Constitution.

5.	Issue of Securities

(a)	Without affecting any special rights conferred on the holders of any Securities, any Securities may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Directors may determine and on any terms the Directors consider appropriate.

(b)	Unless otherwise provided by the terms of issue, the issue of any new Securities ranking equally with existing Securities (whether in the same or a different class) is not a variation of the rights conferred on the holders of the existing Securities.

6.	Preference Shares

If the company at any time proposes to create and issue any preference shares:

(a)	the preference shares may be issued on the terms that they are, or at the option of either or both the company and the holder are, liable to be redeemed, whether out of share capital, profits or otherwise;

(b)	each preference share is to confer on its holder the right to convert the preference share into ordinary shares if and on the basis the Directors decide at the time of issue of the preference share;

(c)	(i)	each preference share is to confer on its holder a right to receive out of the profits of the company available for Dividend a preferential Dividend at the rate or of the amount (which may be subject to an index) and on the basis decided by the Directors at the time of issue of the preference share;

(ii)	in addition to the preferential Dividend, each preference share may participate with the ordinary shares in Dividends determined by the Directors if and to the extent the Directors decide at the time of issue of the preference share; and

(iii)	the preferential Dividend may be cumulative if and to the extent the Directors decide at the time of issue of the preference share;

(d)	each preference share is to confer on its holder:

(i)	the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A)	the amount paid or agreed to be considered as paid on the preference share; and

(B)	the amount (if any) equal to the aggregate of any Dividends accrued (whether determined or not) but unpaid on the preference share, and of any arrears of Dividends on the preference share; and

(ii)	the right, in priority to any payment of Dividend on any other class of shares, to the preferential Dividend;

(e)	the preference shares are to confer on the holders the right to a bonus issue or capitalisation of profits in favour of holders of those shares only, if and on the basis the Directors decide at the time of issue of the preference shares;

(f)	a preference share does not confer on its holder any further rights to participate in assets or profits of the company;

(g)	the holder of a preference share has the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but is not to have the right (in that capacity) to vote at general meetings except as follows:

(i)	on any question considered at a meeting if, at the date of the meeting, a Dividend (or any part of a Dividend) on the preference share is in arrears;

(ii)	on a proposal:

(A)	to reduce the share capital of the company;

(B)	that affects rights attached to the preference share;

(C)	to wind up the company;

(D)	for the disposal of the whole of the property, business and undertaking of the company;

(iii)	on a resolution to approve the terms of a buy-back agreement; and

(iv)	on any question considered at a meeting held during the winding up of the company; and

(h)	the company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.

7.	Recognition of Third Party Interests

(a)	Except as required by law, the company is not bound to recognise a person as holding a Security on any trust.

(b)	Whether or not it has notice of the rights or interests concerned, the company is not bound to recognise:

(i)	any equitable, contingent, future or partial claim to, or interest in, any Security or unit of a Security; or

(ii)	any other right in respect of a Security,

except an absolute right of ownership of the Security holder or as otherwise provided by this Constitution or by law.

8.	Surrender of Securities

In their discretion, the Directors may accept a surrender of Securities by way of compromise of any question as to whether or not those Securities have been validly issued or in any other case where the surrender is within the powers of the company. Any Securities surrendered may be sold or re-issued in the same manner as forfeited shares.

9.	Joint Holders

Where two or more persons are registered as the holders of any Securities, they are considered to hold the Securities as joint tenants with benefits of survivorship subject to the following provisions:

(a)	the company is not bound to register more than three persons as the holders of the Securities;

(b)	the joint holders of the Securities are liable severally as well as jointly in respect of all payments which ought to be made in respect of the Securities;

(c)	on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the company as having any title to the Securities but the Directors may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the Securities;

(d)	any one of the joint holders may give a receipt for any Dividend, bonus or return of capital payable to the joint holders in respect of the Securities;

(e)	only the person whose name stands first in the Securities register as one of the joint holders of the Securities is entitled, if the company determines to issue certificates for Securities, to delivery of a certificate relating to the Securities or to receive notices from the company and any notice given to that person is considered notice to all the joint holders; and

(f)	any one of the joint holders may vote at any meeting of the company either personally or by properly authorised representative, proxy or attorney, in respect of the Securities as if that joint holder was solely entitled to the Securities. If more than one of the joint holders are present personally or by properly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Securities register counts.

Certificates for Securities

10.	Uncertificated Holdings

If and for so long as dealings in Securities of the company take place under an Uncertificated Transfer System:

(a)	the company need not issue any certificate in respect of Securities held as an Uncertificated Securities Holding; and

(b)	the Securities register may distinguish between Securities held in certificated form and Securities held as an Uncertificated Securities Holding.

11.	Certificates

Directors may determine to issue certificates for Securities of the company and to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form they determine from time to time.

Forfeiture and Lien

12.	Liability to Forfeiture

(a)	If a shareholder fails to pay any sum payable in respect of any shares, either for money payable on issue, calls or instalments, on or before the day for payment, the Directors may serve a notice on the shareholder requiring payment of the unpaid sum, together with interest accrued and all expenses of the company incurred by reason of the non-payment.

(b)	The notice must:

(i)	specify a day (not earlier than 14 days after the date of service of the notice) on or before which and a place where the payment required by the notice is to be made; and

(ii)	state that, if payment is not made by the time and at the place specified, the shares in respect of which the call was made are liable to be forfeited.

13.	Power to Forfeit

If the requirements of a notice served under rule 12 are not complied with, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors in their discretion to that effect. The forfeiture includes all Dividends, interest and other money payable by the company in respect of the forfeited shares and not paid before the forfeiture.

14.	Consequences of Forfeiture

A person whose shares have been forfeited:

(a)	ceases to be a shareholder in respect of the forfeited shares at the time and on the date of the passing of the Directors’ resolution approving the forfeiture;

(b)	has no claims or demands against the company in respect of those shares;

(c)	has no other rights incident to the shares except the rights that are provided by the Corporations Act or saved by this Constitution; and

(d)	remains liable to pay to the company all money that, at the date of forfeiture, was payable by the person to the company in respect of the shares (including, if the Directors determine, interest from the date of forfeiture at the rate the Directors determine). The Directors may enforce the payment of the money or any part of the money for which the shareholder is liable as they determine.

15.	Lien on Shares

(a)	The company has a first and paramount lien on every share and on the proceeds of sale of every share for:

(i)	any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii)	any amounts which remain outstanding on loans made by the company to acquire the share under an employee incentive scheme;

(iii)	all amounts that the company may be called on by law to pay (and has paid) in respect of the share;

(iv)	expenses incurred by the company in respect of the unpaid amounts; and

(v)	interest at the rate the Directors determine in respect of unpaid amounts.

(b)	The Directors may at any time exempt a share wholly or in part from the provisions of this rule 15.

(c)	The lien extends to all Dividends and entitlements determined in respect of the shares but, if the company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the company in respect of that claim. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the company in respect of which the lien exists.

(d)	No person is entitled to exercise any rights or privileges as a shareholder until the shareholder has paid all calls and instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the shareholder.

(e)	Except in the case of a proper ASTC transfer, if any money is paid or payable by the company under any law, the company may refuse to register a transfer of any Securities by the shareholder or the shareholder’s personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any Dividend, bonus or other money then due or payable by the company to the shareholder, until the excess is paid to the company. The power to refuse to register a transfer does not extend to a proper ASTC transfer that is purported to be effected while a holding lock is in place as referred to in rule 24.

(f)	Nothing in this rule 15 affects any right or remedy that any law confers on the company and any right or remedy is enforceable by the company whether against the shareholder or the shareholder’s personal representative.

16.	Notice of Forfeiture

When any share is forfeited, notice of the resolution of the Directors must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture must be made in the Securities register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture. At any time before any forfeited share is sold or otherwise disposed of, the Directors may annul the forfeiture of the share on any conditions they determine.

17.	Disposal of Forfeited Shares

Any forfeited share is considered the property of the company and the Directors may sell or otherwise dispose of or deal with the share in any manner they determine and with or without any money paid on the share by any former holder being credited as paid up.

18.	Sale of Shares to Enforce Lien

(a)	For the purpose of enforcing a lien, the Directors may sell the shares that are subject to the lien in any manner they determine and with or without giving any notice to the shareholder in whose names the shares are registered. The Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(b)	The validity of the sale of the shares may not be impeached by any person after the transfer has been registered, and the purchaser is not bound to see to the application of the purchase money.

(c)	The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d)	The purchaser is discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise agreed.

(e)	The remedy of any person aggrieved by the sale is in damages only and against the company exclusively.

19.	Application of Proceeds of Sale

The proceeds of a sale made under a lien may be applied by the company in payment of:

(a)	first, the expenses of the sale; and

(b)	second, that part of the amount in respect of which the lien exists as is presently payable (including interest).

Any residue is to be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

20.	Transfers After Forfeiture and Sale

(a)	The company may:

(i)	receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

(ii)	effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(b)	On the completion of the transfer, the transferee is to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

Call on Shares and Interest on Sums Due to the Company

21.	Directors’ Power to Make Calls

(a)	Subject to the terms of issue of any shares, the Directors may make calls on the relevant shareholders in respect of any money unpaid on the shares.

(b)	The Directors may revoke or postpone a call.

(c)	A call may be required to be paid by instalments.

(d)	A call is made at the time of or as specified in the resolution of the Directors authorising the call.

(e)	The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any shareholder does not invalidate the call.

22.	Interest on Unpaid Amounts

(a)	If a sum called or otherwise payable to the company in respect of a share is not paid before or on the day for payment, the person from whom the sum is due must pay:

(i)	interest on the sum from the due date to the time of actual payment at the rate determined by the Directors; and

(ii)	any costs and expenses incurred by the company by reason of non-payment or late payment of the sum.

(b)	The Directors may waive payment of some or all of the interest, costs and expenses under rule 22(a).

23.	Differentiation Between Holders

The Directors may differentiate on the issue of shares between the holders as to the amount of calls to be paid and the times of payment.

Transfer of Securities

24.	Transfers

(a)	A transfer of any Securities may be effected by:

(i)	a written transfer in the usual or common form or in any form the Directors may prescribe or in a particular case accept, properly stamped (if necessary), being delivered to the company;

(ii)	a proper ASTC transfer, which is to be in the form required or permitted by the Corporations Act or the ASTC Settlement Rules; or

(iii)	any other electronic system established or recognised by the Listing Rules in which the company participates in accordance with the rules of that system.

(b)	Except in the case of a proper ASTC transfer, the transferor is considered to remain the holder of the Securities transferred until the name of the transferee is entered on the Securities register. A proper ASTC transfer is considered recorded in the Securities register and the name of the transferee to be registered as the holder of the Securities comprised in the proper ASTC transfer, as provided in the ASTC Settlement Rules.

(c)	The Directors may take any action they determine to comply with the ASTC Settlement Rules and may request the ASTC to apply a holding lock to prevent a transfer of Securities the subject of the ASTC Settlement Rules if the Directors determine.

(d)	The company may do anything necessary or desirable to facilitate participation by the company in any Uncertificated Transfer System.

25.	Directors may Refuse to Register

(a)	The Directors may refuse to register any transfer of Securities:

(i)	if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(ii)	on which the company has a lien or which are subject to forfeiture; or

(iii)	if permitted to do so under the Listing Rules.

(b)	The decision of the Directors relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Corporations Act or the Listing Rules does not invalidate the decision of the Directors.

26.	Transfer and Certificate (if any)

(a)	Every transfer must be left for registration at the registered office of the company or any other place the Directors determine. Unless the Directors otherwise determine either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the Securities to be transferred. In addition, the transfer is to be accompanied by any other evidence that the Directors may require to prove the title of the transferor, the transferor’s right to transfer the Securities, execution of the transfer or compliance with the provisions of any applicable laws. The requirements of this rule do not apply in respect of a proper ASTC transfer.

(b)	Subject to rule 26(a), on each application to register the transfer of any Securities or to register any person as the holder in respect of any Securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the Securities in respect of which registration is required must be delivered to the company for cancellation and on registration the certificate is considered to have been cancelled.

(c)	Each transfer that is registered may be retained by the company for any period determined by the Directors, after which the company may destroy it.

Transmission of Securities

27.	Transmission on Death

(a)	Where a Security holder dies:

(i)	the legal personal representatives of the deceased, where the Security holder was a sole holder or a joint holder holding as a tenant in common; and

(ii)	the survivor or survivors, where the Security holder was a joint holder,

are the only persons recognised by the company as having any title to the Security holder’s interest in the Securities of the company (as the case may be).

(b)	Subject to the Corporations Act, the Directors may require evidence of a Security holder’s death as they determine.

(c)	This rule 27 does not release the estate of a deceased joint holder from any liability in respect of any Security that had been jointly held by the holder with other persons.

28.	Transmission by Operation of Law

A person (a transmittee) who establishes to the satisfaction of the Directors that the right to any Securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the Securities or may (subject to the provisions in this Constitution relating to transfers) transfer the Securities. The Directors have the same right to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration.

Alteration of Capital

29.	Power to Alter Share Capital

The company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything that is required to give effect to any resolution authorising reduction or alteration of the share capital of the company and, without limitation, may make provision for the issue of fractional certificates or the sale of fractions of shares and the distribution of net proceeds as they think fit.

General Meetings

30.	Power of Directors to Convene

By a resolution of the Directors, the company may call a general meeting of the company to be convened at the time and place or places (including at two or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Directors. No shareholder may convene a general meeting of the company except where entitled under the Corporations Act to do so. By resolution of the Directors any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Corporations Act. The Directors may give notice of cancellation or postponement as they determine, but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

31.	Notice of General Meetings

Where the company has called a general meeting, notice of the meeting may be given in the form and manner in which the Directors determine. The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

32.	Business of AGMs and General Meetings

(a)	The business of an annual general meeting of the company is to receive and consider the accounts and reports required by the Corporations Act to be laid before each annual general meeting, to elect Directors, when relevant to appoint an auditor and to fix the auditor’s remuneration, and to transact any other business that, under this Constitution, is required to be transacted at any annual general meeting.

(b)	Except with the approval of the Directors, with the permission of the Chair or under the Corporations Act, no person may move at any meeting either any resolution (except in the form set out in the notice of meeting given under rule 31) or any amendment of any resolution.

33.	Quorum

(a)	No business may be transacted at any general meeting except, subject to rule 34, the election of the Chair unless a quorum of shareholders is present at the time when the meeting proceeds to business.

(b)	Except as otherwise provided in this Constitution, three Shareholders Present constitutes a quorum.

(c)	If there is not a quorum at a general meeting within 30 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chair or the Directors adjourn the meeting to a date, time and place determined by the Chair or the Directors. If no quorum is present at any adjourned meeting within 30 minutes after the time for the meeting, the meeting is dissolved.

34.	Conduct of Meetings

(a)	Subject to rule 34(b), the Chair of Directors or, in the Chair’s absence, the deputy Chair is entitled to preside as Chair at every general meeting.

(b)	Where a general meeting is held and:

(i)	there is no Chair or deputy Chair; or

(ii)	the Chair or deputy Chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as Chair of the meeting,

the Directors present may choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Shareholders Present may elect one of their number to be Chair of the meeting.

(c)	The general conduct of each general meeting of the company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chair.

(d)	The Chair may make rulings without putting the question (or any question) to the vote if the Chair considers action is required to ensure the orderly conduct of the meeting.

(e)	The Chair may require the adoption of any procedures that are in the Chair’s opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the company, whether on a show of hands or on a poll.

(f)	The Chair or a person acting with the Chair’s authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chair or a person acting with the Chair’s authority considers appropriate. The Chair or a person acting with the Chair’s authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chair or a person acting with the Chair’s authority, or any person who possesses an article which the Chair or person acting with the Chair’s authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the Shareholders Present.

(g)	Any determination by the Chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard a vote may only be made at the meeting and may be determined by the Chair whose decision is final.

(h)	If a person purports to cast a vote in contravention of the Corporations Act or Listing Rules, the Chair may determine that the vote be disregarded and treated as not having been cast.

(i)	Nothing contained in this rule 34 limits the powers conferred on a Chair by law.

35.	Acting Chair

(a)	If during any general meeting the Chair acting under rule 34 is unwilling to Chair any part of the proceedings, the Chair may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting Chair of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the acting Chair is to withdraw and the Chair is to resume to Chair the meeting.

(b)	Where an instrument of proxy appoints the Chair as proxy for the part of the proceedings for which an acting Chair has been nominated, the instrument of proxy is taken to be in favour of the acting Chair for the relevant part of the proceedings.

36.	Adjournments

During the course of the meeting the Chair may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting to be held at the time and place determined by the Chair. If the Chair exercises a right of adjournment of a meeting under this rule, the Chair has the sole discretion to decide whether to seek the approval of the Shareholders Present to the adjournment and, unless the Chair exercises that discretion, no vote may be taken by the Shareholders Present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

37.	Voting at General Meetings

(a)	The Chair may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

(b)	Unless the Chair makes the determination referred to in rule 37(a), each question submitted to a general meeting is to be decided in the first instance by a show of hands.

(c)	Unless a poll is demanded, a declaration by the Chair following a vote on a show of hands that a resolution has been passed or lost is conclusive, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(d)	A poll may be demanded by a shareholder in accordance with the Corporations Act (and not otherwise) or by the Chair. No poll may be demanded on the election of a Chair of a meeting or, unless the Chair otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

38.	Special Meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders that may be held under the operation of this Constitution or the Corporations Act.

39.	Procedure for Polls

(a)	When demanded, a poll may be taken in the manner and at the time the Chair directs.

(b)	The result of a poll may be announced in the manner and at the time (whether during the relevant meeting or afterwards) as the Chair considers appropriate.

(c)	The result of the poll is the resolution of the meeting at which the poll was demanded.

(d)	The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded. Subject to rules 36 and 37(d), a poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

40.	Chair has Casting Vote

In the case of an equality of votes on a show of hands or on a poll the Chair of the meeting has a casting vote in addition to any vote to which the Chair may be entitled as a shareholder or as a proxy, attorney or properly appointed representative of a shareholder.

41.	Representation and Voting of Shareholders

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a)	at meetings of shareholders or a class of shareholders each shareholder entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the shareholder is a body corporate) by representative;

(b)	on a show of hands:

(i)	subject to rules 41(b)(ii) and (iii), each Shareholder Present has one vote;

(ii)	where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii)	where a person is entitled to vote because of rule 41(b)(i) in more than one capacity, that person is entitled only to one vote;

(c)	on a poll, subject to rule 41(d), only Shareholders Present may vote and every Shareholder Present having the right to vote on the resolution has:

(i)	one vote for each fully paid share they hold; and

(ii)	in the case of a partly paid share, that fraction of a vote equivalent to the proportion that the amount paid up on that shareholder’s share bears to the total amount paid and payable for that share. Amounts paid in advance of a call are ignored when calculating the proportion;

(d)	where the Directors have approved, consistently with the Corporations Act other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution has:

(i)	one vote for each fully paid share they hold; and

(ii)	in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up on that shareholder’s share bears to the total amount paid and payable for that share. Amounts paid in advance of a call are ignored when calculating the proportion; and

(e)	the Directors may, subject to law, determine that, at any meeting of shareholders or a class of shareholders, a shareholder who is entitled to attend and vote on a resolution at that meeting is entitled to give their vote on that resolution by a valid notice of their voting intention (a Direct Vote). A Direct Vote includes a vote delivered to the company by post, fax or electronic or other means approved by the Directors. The Directors may prescribe regulations, rules and procedures in relation to the giving of Direct Votes, including specifying the form, method and timing of giving a Direct Vote at or for the purposes of a meeting in order for the vote to be valid.

42.	Restriction on Voting Rights

A shareholder is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the shareholder in respect of shares have been paid.

43.	Form of Proxy

(a)	A shareholder who is entitled to attend and vote at a meeting of the company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Corporations Act but not otherwise.

(b)	A form of appointment of a proxy is valid if it is in accordance with the Corporations Act or in any form (including electronic) that the Directors may prescribe or accept.

(c)	Any appointment of proxy under this rule 43 that is incomplete may be completed by a Secretary on the authority of the Directors and the Directors may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(d)	Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the registered office and validated by the shareholder if there is compliance with the requirements set out in the notice.

44.	Validity of Proxies

(a)	A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i)	the previous death or unsoundness of mind of the principal;

(ii)	the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii)	the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the company at its registered office at least 48 hours (or any shorter period as the Directors may permit or specified by the Corporations Act) before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

(b)	A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on a resolution for which the proxy is proposed to be used.

(c)	Voting instructions given by a shareholder to a Director or employee of the company who is held out by the company in material sent to shareholders as willing to act as proxy and who is appointed as proxy (Company Proxy) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instructions, the new or varied instructions are only valid if either they are received at the registered office of the company at least 48 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or they are otherwise validated by the shareholder in a manner acceptable to the Directors in their discretion prior to the commencement of the meeting.

Appointment, Removal and Remuneration Of Directors

45.	Appointment and Removal

(a)	The shareholders in general meeting may appoint any person as a Director by resolution.

(b)	No person other than a retiring Director or a Director vacating office under rule 45(d) is eligible to be elected a Director at any general meeting unless a notice of the person’s candidature is given to the company at least 35 Business Days before the meeting (or, in the case of a meeting that shareholders have requested Directors to call, 30 Business Days).

(c)	The number of Directors (not including alternate Directors) must be the number, not being less than three, nor more than 12, that the Directors may determine but the Directors may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

(d)	The Directors may at any time appoint any person as a Director either to fill a casual vacancy or as an addition to the board of Directors. Any Director appointed under this rule 45(d) (other than an exempt Managing Director) may hold office only until the end of the next annual general meeting of the company and is then eligible for election at that meeting without needing to give any prior notice of an intention to submit for election.

(e)	No person may be appointed as a Director or alternate Director of the company if the appointment as such would result in a person who or a firm which is then an auditor of the company becoming prohibited pursuant to the Corporations Act from acting as an auditor of the company.

46.	No Share Qualification

Directors are not required to hold shares in the capital of the company.

47.	Retirement

(a)	Subject to rule 54, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director’s appointment, whichever is the longer, without submitting for election or re-election. If no Director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who were last elected on the same day, the one to retire is (unless they otherwise agree among themselves) determined by ballot.

(b)	A retiring Director under rule 47(a) is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

48.	Remuneration

(a)	The Directors are to be paid for their services as Directors.

(b)	Each non-executive Director is to be paid or provided remuneration for services, determined by the Directors, at the time and in the manner determined by the Directors, the total amount or value of which in any year may not exceed an amount approved by the company in general meeting. The expression remuneration in this rule does not include any amount which may be paid by the company under any of rules 48(e), 48(f), 50 (but only to the extent the amount is excluded from the amount of remuneration to be approved by shareholders under the Listing Rules) and 75.

(c)	The remuneration to be paid or provided under rule 48(b) is to be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them.

(d)	The remuneration to which a Director is entitled may be provided to a Director in cash or in any other form as is agreed between the company and the Director. A Director may elect to forgo some or all of the Director’s entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the company of that Director’s remuneration is not increased above the maximum for that Director under rule 48(c).

(e)	The Directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors or of a committee of the Directors or any general meeting of the company, or otherwise in connection with the business or affairs of the company.

(f)	If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors determine having regard to the value to the company of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover.

(g)	An executive Director may be appointed on terms as to remuneration, tenure of office and otherwise as may be determined by the Directors.

(h)	Subject to the Corporations Act, a Director may be engaged by the company in any other capacity (other than auditor) and may be appointed on such terms as to remuneration, tenure of office and otherwise as may be determined by the Directors.

49.	Vacation of Office

(a)	In addition to the circumstances in which the office of a Director becomes vacant:

(i)	under the Corporations Act; and

(ii)	under rule 47,

the office of a Director becomes vacant if the Director:

(iii)	becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(iv)	resigns by notice in writing to the company;

(v)	is permanently resident outside Australia without the approval of the Directors or, without being duly engaged outside Australia on the business of the company or without the consent of the Directors, is absent from meetings of the Directors held during a continuous period of three months and the remaining Directors have not, within seven days of having been served by the Secretary with a notice of the Director’s absence, resolved that special leave of absence be granted; or

(vi)	dies.

(b)	The office of a Director who is an employee of the company or any of its subsidiaries is terminated on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the company.

50.	Retirement Allowance for Directors

(a)	The company may pay, provide or make any payment, pension, retiring allowance or other benefit (whether in the form of Securities in the company, Securities in any other corporations or otherwise) to any Director of the company or director of a subsidiary or any other person in connection with the Director’s retirement, resignation from or loss of office or death while in office.

(b)	Subject to rule 50(a) the Directors may:

(i)	make contracts or arrangements with a Director or a person about to become a Director of the company or director of a subsidiary under which the Director or any person nominated by the Director is paid or provided with a payment, pension, retiring allowance or other benefit (whether in the form of Securities in the company, Securities in any other corporation or otherwise) on or after the Director or person about to become a Director or director ceases to hold office for any reason; and

(ii)	establish any fund or scheme to provide payments, pensions, retiring allowances or other benefits (whether in the form of Securities in the company, Securities in any other corporation or otherwise) for:

(A)	Directors or directors of any subsidiary, on them ceasing to hold office; or

(B)	any person including a person nominated by the Director or director of a subsidiary, in the event of the Director’s or director’s death while in office,

and from time to time pay to the fund or scheme any sum as the company considers necessary to provide those benefits.

(c)	Without limiting rules 50(a) and 50(b), the company may pay superannuation contributions for each Director to the extent necessary for the avoidance or minimisation of any penalty, charge, tax, or other impost on the company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

51.	Directors May Lend to the Company

Any Director may lend money to the company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the company or underwrite or guarantee the subscription of Securities of the company or of any corporation in which the company may be interested without being disqualified in respect of the office of Director and without being liable to account to the company for the commission or profit.

Alternate Directors

52.	Director may appoint alternate Director

Subject to this Constitution, each Director may appoint any person approved by a majority of the other Directors to act as an alternate Director in the Director’s place, either for a stated period or until the happening of a specified event, whenever by absence or illness or otherwise the Director is unable to attend to duties as a Director. The appointment must be in writing and signed by the Director and a copy of the appointment must be given to the registered office or to a meeting of the Directors. The appointment takes effect on approval by a majority of the other Directors or, where the approval has been granted, at any later time specified in the appointment. The following provisions apply to any alternate Director:

(a)	the appointment of the alternate Director is terminated or suspended on receipt at the registered office of notice in writing from the Director by whom the alternate Director was appointed;

(b)	the alternate Director is entitled to receive notice of meetings of the Directors and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c)	the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director, to the extent the Director by whom the alternate Director was appointed has not exercised or performed them or they have not been limited by the instrument appointing the alternate Director;

(d)	the alternate Director is not, unless the Directors otherwise determine, (without affecting the right to reimbursement for expenses under rule 48) entitled to receive any remuneration as a Director from the company, and any remuneration (not including remuneration authorised by the Directors or reimbursement for expenses) paid to the alternate Director as a Director by the company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e)	the office of the alternate Director is terminated on the death of, or termination of office by, the Director by whom the alternate Director was appointed;

(f)	the alternate Director is not to be taken into account in determining the number of Directors; and

(g)	the alternate Director is, while acting as a Director, responsible to the company for the alternate Director’s own acts and defaults and is not the agent of the Director by whom the alternate Director was appointed.

Powers of Directors and Executives

53.	Exercise of Voting Power in Other Corporations

The Directors may exercise the voting power conferred by the shares in any corporation held or owned by the company as the Directors determine (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the company may vote in favour of the exercise of those voting rights, despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

54.	Appointment of Executives

(a)	The Directors may appoint one or more:

(i)	executives of the company to be Directors (subject to the provisions of this Constitution dealing with the appointment of person as Directors); or

(ii)	Directors as executives of the company and determine the terms of such executive appointments; or

(iii)	persons to be both executives and Directors (subject to the provisions of this Constitution dealing with the appointment of Directors) and determine the terms of such executive appointments.

(b)	Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment made pursuant to this rule 54, with or without cause.

(c)	The Directors may determine that anyone so appointed bears the title Managing Director or Finance Director or any other title the Directors determine.

(d)	An exempt Managing Director is not subject to election and re-election. An exempt Managing Director is the Managing Director or, if there is more than one Managing Director, the Managing Director designated by the Directors to be an exempt Managing Director.

(e)	If a person appointed as an executive or a Director under this rule 54 ceases to be a Director, then the executive appointment automatically terminates, subject to any contrary determination by the Directors (and without prejudice to any rights of any party under any relevant service agreement).

(f)	If a person appointed as an executive or a Director under this rule 54 ceases to be an executive, then the person automatically ceases to be a Director unless the other Directors resolve that the person should remain a Director until the next annual general meeting, in which case that Director is treated as a retiring Director at that annual general meeting.

55.	Powers of Directors and Managing Director

(a)	The business of the company is managed by the Directors, who may exercise all powers of the company that are not, by the law or this Constitution, required to be exercised by the company in general meeting.

(b)	The Directors may, on the terms and conditions and with any restrictions as they determine, delegate to a Managing Director any of the powers exercisable by them and may at any time withdraw, suspend or vary any of those powers conferred on the Managing Director.

Proceedings of Directors

56.	Proceedings

(a)	The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they determine.

(b)	Until otherwise determined by the Directors, two Directors form a quorum.

(c)	The Directors may at any time, and a Secretary upon the request of a Director must, convene a meeting of the Directors. A meeting of the Directors may also be convened in any other manner determined by the Directors from time to time.

(d)	Notice of meeting of the Directors may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to a Secretary by the Director or by any technology agreed by all the Directors.

57.	Meetings by Technology

(a)	For the purposes of the Corporations Act, each Director, by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of the following technologies for holding a Directors meeting:

(i)	video;

(ii)	telephone;

(iii)	electronic mail;

(iv)	any other technology which permits each Director to communicate with every other Director; or

(v)	any combination of these technologies.

A Director may withdraw the consent given under this rule in accordance with the Corporations Act.

(b)	Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i)	the participating Directors are, for the purpose of every provision of this Constitution concerning meetings of the Directors, taken to be assembled together at a meeting and to be present at that meeting; and

(ii)	all proceedings of those Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were physically present in the one location.

58.	Chair of Directors

(a)	The Directors may elect one of their number as their Chair and one as deputy Chair and may decide the period for which the Chair and deputy Chair are to hold office as Chair and deputy Chair. References to the Chair in this Constitution include, in the absence of the Chair, the deputy Chair (unless the context otherwise requires).

(b)	Where a meeting of Directors is held and:

(i)	a Chair has not been elected as provided by rule 58(a); or

(ii)	the Chair is not present at the time appointed for the holding of the meeting or does not wish to chair the meeting,

the deputy Chair is Chair of the meeting or, if rule 58(b)(i) or (ii) applies to the deputy Chair, the Directors present may elect one of their number to be Chair of the meeting.

59.	Directors’ Voting Rights and Exercise of Powers

(a)	Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present and voting.

(b)	Subject to the Corporations Act and the Listing Rules, a Director:

(i)	who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii)	may enter into contracts with, or otherwise have dealings with, the company; and

(iii)	may hold other offices in the company.

(c)	A Director is not disqualified from the Director’s office by contracting with the company or any related body corporate of the company in any capacity by reason of holding the office of Director.

(d)	A Director is not liable to account to the company for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

(e)	Subject to the Corporations Act and the Listing Rules, a Director or any person who is an associate of a Director may participate in any issue by the company of financial products.

(f)	Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

60.	Material Personal Interests

(a)	In relation to a contract or arrangement in which a Director has a material personal interest:

(i)	the fact that the Director signed the document evidencing the contract or arrangement will not in any way affect its validity;

(ii)	a contract or arrangement made by the company or any related body corporate with a Director may not be avoided merely because the Director is a party to the contract or arrangement or otherwise interested in it; and

(iii)	the Director will not be liable to account to the company for any profit derived in respect of the contract or arrangement merely because of the Director’s office or the fiduciary relationship it entails.

(b)	Nothing in this rule 60 affects the duty of a Director:

(i)	who holds any office or possesses any property whereby, directly or indirectly, duties or interests might be created in conflict with the Directors’ duties or interests as a Director, to declare at a meeting of Directors the fact and the nature, character and extent of the conflict; or

(ii)	to comply with the Corporations Act.

61.	Committees

(a)	The Directors may delegate any of their powers to committees consisting of any one or more Directors or any other person or persons as the Directors think fit. In the exercise of delegated powers, any committee formed or person or persons appointed to the committee must conform to any regulations that may be imposed by the Directors. A delegate of the Directors may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(b)	The meetings and proceedings of any committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Directors so far as they are applicable and are not in conflict with or superseded by any regulations made by the Directors under rule 61(a).

(c)	Nothing in this rule 61 limits the power of the Directors to delegate.

62.	Written Resolutions

A resolution in writing signed by all Directors for the time being present in Australia and entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Directors) is a valid resolution of the Directors and is effective when signed by the last of the Directors to sign the resolution. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director’s authority is considered a document in writing signed by the Director and is deemed to be signed when received in legible form. For the purpose of this rule the references to Directors include any alternate Director appointed by a Director who is not available to sign the document or is otherwise unable to sign the document within a reasonable time, but do not include any other alternate Directors.

63.	Defects in Appointments

(a)	All actions at any meeting of the Directors or by a committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the committee.

(b)	If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the company but for no other purpose.

Secretaries

64.	Secretaries and Other Officers

(a)	A Secretary of the company holds office on the terms and conditions as to remuneration, and otherwise, as the Directors decide.

(b)	The Directors may at any time terminate the appointment of a Secretary.

65.	Other Officers

(a)	The Directors may from time to time:

(i)	create any other position or positions in the company with the powers and responsibilities as the Directors may from time to time confer; and

(ii)	appoint any person, whether or not a Director, to any position or positions created under rule 65(a)(i).

(b)	The Directors may at any time terminate the appointment of a person holding a position created under rule 65(a)(i) and may abolish the position.

Seals

66.	Seals and their Use

The company may have a common seal and a duplicate common seal which are to be used by the company as determined by the Directors.

Dividends, Interest and Reserves

67.	Powers to Determine Dividends and Pay Interest

(a)	The Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of Securities, the grant of options and the transfer of assets, including Securities in another body corporate (or any combination of them).

(b)	No Dividend bears interest against the company.

68.	Crediting of Dividends

(a)	Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the company is to be paid as follows, unless otherwise determined by the Directors:

(i)	if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid, that Dividend is equal to the Dividend paid on each other share which was fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii)	if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend is apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b)	An amount paid on a share in advance of a call is not taken for the purposes of rule 68(a)(ii) to be paid on the share.

(c)	Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion:

(i)	allow each or any shareholder to elect from which specified sources that particular shareholder’s Dividend may be paid by the company; and

(ii)	where elections are permitted and any shareholder fails to make an election, identify the particular source from which Dividends are payable.

69.	Deduction of Unpaid Amounts

The Directors may apply any part of any Dividend otherwise payable to a shareholder towards satisfaction of all sums of money presently payable by the shareholder to the company on account of calls or otherwise in relation to shares in the company.

70.	Distributions in Kind

If the Directors have determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of Securities or other financial products or by the transfer of Securities or financial products), the Directors may do one or more of the following:

(a)	if a difficulty arises in regard to that distribution, settle the matter as they determine and fix the value for distribution of the specific assets or any part of those assets;

(b)	decide that cash payments may be made, and make the payments to any shareholders on the basis of the value fixed by them in order to appropriately adjust the rights of all shareholders as the Directors determine in their discretion;

(c)	vest any specific assets in trustees; and

(d)	authorise any person to make, on behalf of all the shareholders entitled to any financial products, an agreement with the company (or other relevant body corporate) providing for the issue or transfer to them of any further financial products and, in executing the document, the officer acts as agent and attorney for the shareholders.

71.	Payment of Distributions

(a)	Any Dividend, interest or other money payable in cash in respect of Securities may be paid in any manner and by any means determined by the Directors, at the sole risk of the intended recipient. Without limiting any other means of payment which the Directors may adopt, any payment may be made:

(i)	by cheque sent through the post directed to:

(A)	the address of the Security holder as shown in the Securities register or, in the case of joint holders, to the address shown in the Securities register as the address of the joint holder first named in that Securities register; or

(B)	any other address as the Security holder or joint holders in writing directs or direct; or

(ii)	by electronic funds transfer to an account with a bank or other financial institution nominated by the Security holder or joint holders in writing and acceptable to the company.

(b)

Without limiting rule 71(d), if the Directors decide to make a payment by electronic funds transfer under rule 71(a) and an account is not nominated by the shareholder or joint holders in accordance with the requirements of rule 71(a), the company may hold the amount payable in a separate account of the company until the holder or joint holders nominate an account in accordance with the requirements of rule 71(a).

(c)	Payments of Dividends and other distributions by the company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different Security holders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

(d)	Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the company until claimed or otherwise disposed of according to law.

Capitalisation of Profits

72.	Capitalisation of Profits

(a)	The company in general meeting or the Directors may resolve:

(i)	to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to Security holders; and

(ii)	that the sum referred to in rule 72(a)(i) be applied, in any of the ways mentioned in rule 72(b), for the benefit of Security holders in full satisfaction of their interest in the capitalised sum, in the proportions to which those Security holders would have been entitled in a distribution of that sum by way of Dividend or if there is no proportional entitlement, as the Directors determine.

(b)	The ways in which a sum may be applied for the benefit of Security holders under rule 72(a) are:

(i)	in paying up any amounts unpaid on Securities held by Security holders;

(ii)	in paying up in full unissued Securities to be issued to Security holders as fully paid;

(iii)	partly as mentioned in rule 72(b)(i) and partly as mentioned in rule 72(b)(ii); or

(iv)	any other application permitted by law and the Listing Rules.

(c)	Where the conditions of issue of a partly paid Security provide, the holder is entitled to participate in any application of a sum under rule 72(b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d)	The Directors may do all things they consider necessary to give effect to the resolution and, in particular, to the extent they consider necessary to adjust the rights of the Security holders amongst themselves, may:

(i)	fix the value for distribution of the specific assets or any part of those assets;

(ii)	issue fractional certificates or make cash payments in cases where Securities become issuable in fractions or determine that fractions may be disregarded or that any fractional entitlements are to be increased to the next whole number;

(iii)	vest any cash or specific assets in trustees on trust for the persons entitled as they determine; and

(iv)	authorise any person to make, on behalf of all the Security holders entitled to any further Securities on the capitalisation, an agreement with the company providing for the issue to them, credited as fully paid up, of any further Securities or for the payment by the company on their behalf the amounts or any part of the amounts remaining unpaid on their existing Securities by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the Security holders concerned.

Notices

73.	Notices Generally

Subject to the Corporations Act and the Listing Rules:

(a)	A notice may be given by the company to any Security holder by, in its discretion:

(i)	serving it on the Security holder personally;

(ii)	sending it by post to the Security holder or leaving it at the Security holder’s address as shown in the Securities register or the address supplied by the Security holder to the company for the giving of notices;

(iii)	transmitting it to the fax number supplied by the Security holder to the company for the giving of notices;

(iv)	transmitting it electronically to the electronic mail address given by the Security holder to the company for giving notices; or

(v)	serving it in any manner contemplated in this rule 73(a) on a Security holder’s attorney as specified by the Security holder in a notice given under rule 73(b).

(b)	By written notice to a Secretary left at or sent to the registered office or Securities registry, a Security holder may request that all notices to be given by the company or the Directors be served on the Security holder’s attorney at an address specified in the notice and the company may do so in its discretion.

(c)	Notice to a Security holder whose address for notices is outside Australia may be sent by airmail, air courier, fax or electronic mail.

(d)	Any notice sent by post is considered to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a Security holder personally or left at the Security holder’s registered address is considered to have been served when delivered. Any notice served on a Security holder by facsimile or other electronic transmission is considered to have been served when the transmission is sent.

(e)	Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Securities is bound by every notice that, prior to the person’s name and address being entered in the Securities register in respect of the Securities, was properly given to the person from whom the person derived title to those Securities.

(f)	A notice served in accordance with this Constitution is (despite the fact that the Security holder is then dead and whether or not the company has notice of the Security holder’s death) considered to have been properly served in respect of any registered Securities, whether held solely or jointly with other persons by the Security holder, until some other person is registered in the Security holder’s place as the holder or joint holder. The service is sufficient service of the notice or document on the Security holder’s personal representative and any persons jointly interested with the Security holder in the Securities.

Winding Up

74.	Winding Up

(a)	If the company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in kind any part of the assets of the company, and may vest any part of the assets of the company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(b)	Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Corporations Act relating to the sale or transfer of the company’s assets by a liquidator in a voluntary winding up.

(c)	If any Securities to be divided in accordance with rule 74(b) involve a liability to calls or otherwise, any person entitled under the division to any of the Securities may, by notice in writing within 10 business days after the passing of the special resolution, direct the liquidator to sell the person’s proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

Indemnity

75.	Indemnity of Officers, Insurance and Access

(a)	The company is to indemnify each officer of the company and, if the Directors consider it appropriate, any officer of a wholly-owned subsidiary of the company out of the assets of the company to the relevant extent against any liability incurred by the officer:

(i)	in or arising out of the conduct of the business of the company or the wholly-owned subsidiary or in or arising out of the discharge of the duties of the officer; and

(ii)	to a person other than the company or a related body corporate of the company unless the liability arises out of conduct on the part of the officer which involved a lack of good faith.

(b)	Where the Directors consider it appropriate, the company may execute a documentary indemnity in any form in favour of any officer of the company or a wholly-owned subsidiary of the company.

(c)	Where the Directors consider it appropriate, the company may:

(i)	make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the company or a wholly-owned subsidiary of the company against any liability incurred by the officer in or arising out of the conduct of the business of the company or the wholly-owned subsidiary or in or arising out of the discharge of the duties of the officer; and

(ii)	bind itself in any contract or deed with any officer of the company or a wholly-owned subsidiary of the company to make the payments.

(d)	Where the Directors consider it appropriate, the company may:

(i)	give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and

(ii)	bind itself in any contract with a Director or former Director to give the access.

(e)	In this rule 75:

(i)	officer means:

(A)	a director, secretary, senior manager or employee; or

(B)	a person appointed as a trustee by, or acting as a trustee at the request of, the company or a wholly-owned subsidiary of the company,

and includes a former officer;

(ii)	duties of the officer includes, in any particular case where the Directors consider it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the company or, where applicable, a subsidiary of the company to any other corporation;

(iii)	to the relevant extent means:

(A)	to the extent the company is not precluded by law from doing so;

(B)	to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy);

(C)	where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation; and

(D)	in the case of an employee who is not a director, secretary or senior manager, to the extent that the conduct of the employee did not constitute serious and wilful misconduct; and

(iv)	liability means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

Small Shareholdings

76.	Sale of Small Holdings

(a)	(i)	In this rule 76 unless the context otherwise requires:

Divestment Notice means a notice in writing stating or to the effect that the company intends to sell or arrange the sale of the shares of a shareholder unless within the Specified Period (which must be set out in the notice):

(A)	the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder notifies the company in writing of the increase;

(B)	the shares are sold by the shareholder; or

(C)	except in respect of a Divestment Notice sent to a Prescribed New Small Holder, the shareholder gives to the company a written notice that the shareholder wishes to retain the shares.

Effective Date means the date on which this rule 76 was included in this Constitution.

New Small Holder means a shareholder who holds less than a Marketable Parcel of shares in the company where:

(A)	the holding is a new holding created by the transfer of a parcel of shares that was less than a Marketable Parcel at the time a proper ASTC transfer was initiated or a paper based transfer was lodged; and

(B)	the transfer occurred after the Effective Date.

Notice Date means the date on which the company sends to a shareholder a Divestment Notice.

Prescribed New Small Holder means a New Small Holder that the Directors determine should be treated as a Prescribed New Small Holder with the consequences set out in this rule 76 and, accordingly, is a person to whom the Directors determine to send a Divestment Notice specifying seven days as the Specified Period.

Sale Period means the period of either seven days following the expiration of the Specified Period or, where rule 76(b)(iv) applies, seven days following the date of receipt by the company of revocation of the notice referred to in rule 76(b)(iii)(C).

Small Holder means a shareholder who holds less than a Marketable Parcel of shares in the company but does not include a Prescribed New Small Holder.

Specified Period means either:

(A)	a period of not less than six weeks after the Notice Date, as determined by the Directors; or

(B)	if the Directors in their discretion determine in the case of a New Small Holder, the period of seven days after the Notice Date.

The terms Marketable Parcel and Takeover have the same meaning as they are given in the Listing Rules and the terms Holding Adjustment and Issuer Sponsored Holding have the same meaning as they are given in the ASTC Settlement Rules.

(ii)	Where under this rule 76 powers are conferred on a Secretary the powers may be exercised either by the Secretary or by any person nominated by the Secretary.

(b)	(i)	If the Directors determine that a shareholder is a Small Holder or a Prescribed New Small Holder, a Secretary may send (subject to rule 76(b)(ii)) a Divestment Notice on behalf of the company to the shareholder.

(ii)	Subject to rule 76(e), the company may not give more than one Divestment Notice to a particular shareholder in any 12 month period.

(iii)	Where the company has sent to a shareholder a Divestment Notice then, unless within the Specified Period:

(A)	the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder has notified the company in writing of the increase;

(B)	the relevant shares are sold by the shareholder; or

(C)	(save in respect of Prescribed New Small Holders who are not entitled to give notice of a wish to retain the relevant shares) the shareholder gives to the company a written notice that the shareholder wishes to retain the relevant shares, the shareholder is deemed to have irrevocably appointed the company as the shareholder’s agent to sell the shares the subject of the Divestment Notice during the Sale Period at the price and on the terms determined by a Secretary in the Secretary’s sole discretion and to receive the proceeds of sale on behalf of the shareholder. Nothing in this rule obliges the company to sell the shares. For the purposes of the sale, the company may initiate a Holding Adjustment to move all the shares from a CHESS holding to an Issuer Sponsored Holding or a certificated holding or to take any other action the company considers necessary or desirable to effect the sale.

(iv)	Where a shareholder (not being a Prescribed New Small Holder) has given to the company notice under rule 76(b)(iii)(C) the shareholder may at any time revoke the notice and on revocation the company is constituted the shareholder’s agent as provided in rule 76(b)(iii).

(v)	A Secretary may execute on behalf of a shareholder a transfer of the shares in respect of which the company is appointed agent under rule 76(b)(iii) in the manner and form the Secretary considers necessary and to deliver the transfer to the purchaser. The Secretary may take any other action on behalf of the shareholder as the Secretary considers necessary to effect the sale and transfer of the shares.

(vi)	The company may register a transfer of shares whether or not any certificate for the shares has been delivered to the company.

(vii)	If the shares of two or more shareholders to whom this rule 76 applies are sold to one purchaser, the transfer may be effected by one transfer.

(viii)	If shares are sold under this rule 76, the company must:

(A)	within a reasonable time after completion of the sale, inform the former shareholder of the sale and the total sale proceeds received by the company; and

(B)

if any certificate for the shares the subject of the transfer has been received by the company (or the company is satisfied that the certificate has been lost or destroyed or that its production is not essential), within 60 days after completion of the sale, cause the proceeds of sale to be sent to the former shareholder (or, in the case of joint holders, to the holder whose name appeared first in the Securities register in respect of the joint holding).

Payment may be made in any manner and by any means as determined by the Directors and is at the risk of the former shareholder.

(ix)	The company bears the costs of sale of the transferor of shares sold under this rule 76 (but is not liable for tax on income or capital gains of the former shareholder).

(x)	All money payable to former shareholders under this rule 76 which is unclaimed for one year after payment may be invested or otherwise made use of by the Directors for the benefit of the company until claimed or otherwise disposed of according to law. No money payable under this rule 76 by the company to former shareholders bears interest as against the company.

(c)	(i)	A certificate signed by a Secretary stating that shares sold under this rule 76 have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

(ii)	When a purchaser of shares is registered as the holder of the shares, the purchaser:

(A)	is not bound to see to the regularity of the actions and proceedings of the company under this rule 76 or to the application of the proceeds of sale; and

(B)	has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the company.

(d)	Any remedy of any shareholder to whom this rule 76 applies in respect of the sale of the shareholder’s shares is limited to a right of action in damages against the company to the exclusion of any other right, remedy or relief against any other person.

(e)	On the date on which there is announced a Takeover, the operation of this rule 76 is suspended. Despite rule 76(b)(ii), on the close of the offers under the Takeover the company may invoke the procedures set out in this rule 76.

Dividend Reinvestment Plans

77.	Dividend Reinvestment Plans

(a)	The Directors may:

(i)	establish one or more plans under which some or all shareholders may elect:

(A)	that Dividends to be paid in respect of some or all of the shares from time to time held by the shareholder are to be satisfied by the issue of fully paid shares;

(B)	that Dividends from the company not be determined or paid and that instead a payment or distribution other than a Dividend (including, without limitation, an issue of bonus shares, with no amount credited to the share capital account in connection with the issue of those shares) be made by the company;

(C)	that cash Dividends from the company not be paid and that instead a cash Dividend or payment or other distribution (including, without limitation, an issue or transfer of Securities) be received from the company, a related body corporate of the company or any other entity determined by the Directors; and

(D)	to participate in a Dividend selection plan, including but not limited to a plan under which shareholders may elect to receive a Dividend from the company or any related body corporate which is less in amount but franked to a greater extent than the ordinary cash Dividend determined by the company or any related body corporate or to receive a Dividend from the company or any related body corporate which is greater in amount but franked to a lesser extent than the ordinary cash Dividend determined by the company or any related body corporate;

(ii)	on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the company in respect of interest on those obligations as if that interest were Dividends; and

(iii)	vary, suspend or terminate the plan.

(b)

Any plan takes effect in accordance with its terms and the Directors may do all things necessary and convenient for the purpose of implementing the plan, including the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c)	For the purpose of giving effect to a plan, appropriations, capitalisations, applications, payments and distributions as referred to in this rule 77 may be made and the powers of the Directors under this rule 77 apply and may be exercised (with any adjustments as may be required) even if only some of the shareholders or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(d)	In offering opportunities to shareholders to participate in a plan, the Directors may give information that in their opinion may be useful to assist shareholders in assessing the opportunity and making requests to their best advantage. The Directors, the company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to shareholders.

(e)	The Directors are under no obligation:

(i)	to admit any shareholder as a participant in any plan; nor

(ii)	to comply with any request made by a shareholder who is not admitted as a participant in a plan.

(f)	In establishing and maintaining a plan, the Directors may exercise the powers conferred on them by the terms of the plan, by this Constitution or by the Corporations Act.

Employee Share Plans

78.	Employee Share Plans

The Directors may, subject to the Listing Rules:

(a)	implement an employee share plan (on the terms they determine) under which Securities of the company or of a related body corporate may be issued or otherwise provided to or for the benefit of any officer (including any Director) or employee of the company or of a related body corporate or affiliate of the company or to a relative of that officer or employee or to a company, trust or other entity or arrangement in which that officer or employee or a relative of that officer or employee has an interest;

(b)	amend, suspend or terminate any employee share plan implemented by them; and

(c)	give financial assistance in connection with the acquisition of Securities of the company or of a related body corporate under any employee share plan in any manner permitted by the Corporations Act. Rule 78(a) does not limit the Directors’ powers to establish an employee share plan or limit the scope or structure of a plan.

Takeover Approval Provisions

79.	Restriction on Registration

Subject to the Corporations Act and the Listing Rules, the registration of any transfer of shares giving effect to a takeover contract under a proportional takeover bid in respect of shares in a class of shares in the company is prohibited unless and until a resolution to approve the takeover bid is passed in accordance with rule 80.

80.	Procedures

(a)	Subject to rule 80(b), the only persons entitled to vote on a resolution to approve a proportional takeover bid are those persons who, as at the end of the day on which the first offer under the takeover bid was made, held shares included in the bid class in respect of which the offer was made. Each person entitled to vote has one vote for each share in the relevant class held by the person at that time.

(b)	Neither the bidder under the takeover bid nor any associate of the bidder is entitled to vote on the resolution.

(c)	The resolution is to be considered at a meeting convened and conducted by the company of the persons entitled to vote on the resolution. The provisions of this Constitution relating to general meetings apply to the meeting with any modifications the Directors decide are required in the circumstances.

(d)	The resolution is taken to have been passed only if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%.

Restricted Securities

81.	Restricted Securities

(a)	In this rule 81 unless the context otherwise requires:

dispose has the meaning given in the Listing Rules.

Escrow Period means, in relation to Restricted Securities, the escrow period applicable to those Restricted Securities under the Listing Rules.

Restricted Securities has the meaning given in the Listing Rules.

Restriction Agreement means, in relation to Restricted Securities, a restriction agreement applicable to those Restricted Securities, in a form set out in the Listing Rules or otherwise approved by the Exchange.

(b)	Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or the Exchange.

(c)	The company must refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or the Exchange.

(d)	During a breach of the Listing Rules relating to Restricted Securities or a breach of the Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE

OR IN PART IN OR INTO THE U.S.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States of America (including its territories and possessions, any state of the U.S. and the District of Colombia). This announcement is not an offer of securities for sale into the U.S. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the U.S. or to the account or benefit of U.S. Persons. No public offering of securities is being made in the U.S.

Public Announcement 2009– 30AWC

Please find attached an Appendix 3B provided in relation to the Company’s Pro Rata Entitlement Offer.

Stephen Foster
Company Secretary

1 June 2009	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 49

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Alumina Limited (Alumina)

ABN
85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 50

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

On 30 April 2009, Alumina lodged an Appendix 3B in relation to its Entitlement Offer, the terms of which are described in the prospectus dated 30 April 2009 (the Prospectus) and the supplementary prospectus dated 4 May 2009.

On 14 May 2009, Alumina lodged another Appendix 3B in relation to its Entitlement Offer. In that Appendix 3B, Alumina disclosed that an aggregate of 740,995,525 fully paid ordinary shares (New Shares) were issued pursuant to the institutional component of the Entitlement Offer (being the Institutional Entitlement Offer (as described in the Prospectus)), and that an aggregate of up to 1,021,926,875 New Shares (subject to the effects of rounding) would be issued pursuant to both the institutional and retail components of the Entitlement Offer.

On 1 June 2009, Alumina issued 239,343,411 New Shares pursuant to the retail component of the Entitlement Offer (being the Retail Entitlement Offer (as described in the Prospectus)). This Appendix 3B relates to the issue of those New Shares.

An aggregate of 980,338,936 New Shares were issued pursuant to the Entitlement Offer.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The principal terms of the New Shares are as for existing fully paid ordinary shares, as more fully described in Section 8.4 of the Prospectus.

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 51

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•        the date from which they do

•        the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•        the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, the New Shares will rank equally with existing fully paid ordinary shares from the date of allotment.

5	Issue price or consideration	$1.00 per New Share.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The net proceeds of the Entitlement Offer will be applied by Alumina to repay bank debt and reduce gearing, which will strengthen Alumina’s financial structure and reduce its reliance on bank debt.

See Section 1.3 of the Prospectus for a more detailed description.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Monday 1 June 2009 under the Retail Entitlement Offer.

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	As at the date of this Appendix 3B, there are 2,440,196,187 fully paid ordinary shares on issue (inclusive of the 239,343,411 New Shares that were issued on 1 June 2009).	Fully paid ordinary shares

		Number	+Class

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 52

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	US$350,000,000 in principal amount.	2.0% Guaranteed Convertible Bonds due 2013 issued by Alumina Finance Limited (ACN 130 920 562) and guaranteed by, and convertible into fully paid ordinary shares of, Alumina, as described in the Offering Circular dated 14 May 2008 issued by Alumina Finance Limited and Alumina.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change. See Section 3.5 of the Prospectus for more detail.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	See Appendix 3B lodged on 30 April 2009.

12	Is the issue renounceable or non-renounceable?	See Appendix 3B lodged on 30 April 2009.

13	Ratio in which the +securities will be offered	See Appendix 3B lodged on 30 April 2009.

14	+Class of +securities to which the offer relates	See Appendix 3B lodged on 30 April 2009.

15	+Record date to determine entitlements	See Appendix 3B lodged on 30 April 2009.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	See Appendix 3B lodged on 30 April 2009.

17	Policy for deciding entitlements in relation to fractions	See Appendix 3B lodged on 30 April 2009.

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

See Appendix 3B lodged on 30 April 2009.

19	Closing date for receipt of acceptances or renunciations	See Appendix 3B lodged on 30 April 2009.

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 53

20	Names of any underwriters	See Appendix 3B lodged on 30 April 2009.

21	Amount of any underwriting fee or commission	See Appendix 3B lodged on 30 April 2009.

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	See Appendix 3B lodged on 30 April 2009.

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	See Appendix 3B lodged on 30 April 2009.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	Refer to item 7 of this Appendix 3B.

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 54

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 55

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•        the date from which they do

•        the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•        the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B Page 56

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 1 June 2009
(Company secretary)

Print name:	Stephen Foster

+ See chapter 19 for defined terms.
Appendix 3B Page 57	1/1/2003